STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A NON-DELAWARE CORPORATION

TO A DELAWARE CORPORATION

PURSUANT TO SECTION 265 OF THE

DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Non-Delaware Corporation first formed is Nevada.

2.) The jurisdiction immediately prior to filing this Certificate is Nevada.

3.) The date the Non-Delaware Corporation first formed is 2/27/2012.

4.) The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Cerulean Group, Inc.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Enumeral Biomedical Holdings, Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 27th day of June, A.D. 2014.

By:	/s/Olesya Didenko

Name:	Olesya Didenko
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Title:	President
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